EXHIBIT 1

News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release. More information on BCE’s Q4 results can be found in BCE’s Supplementary Financial Information, Fourth Quarter 2007, available at http://www.bce.ca/en/investors/financialperformance/quarterlyresults/ and filed with the U.S. Securities and Exchange Commission and with Canadian Securities commissions.

BCE REPORTS 2007 FOURTH QUARTER RESULTS

  Solid Bell EBITDA growth; best performance in operating profitability since 2004

  Record gross activations for Wireless and higher ARPU

  Strong Free Cash Flow of $891 million, up 30%, and Cash from Operations of $5,704 million, up 6% in 2007

  Gain on Telesat sale contributes to EPS of $2.93 in Q4; $0.72 before special items

MONTRÉAL, Québec, February 6, 2008 – Bell Canada’s strategy of focusing on recurring revenues from its growth services combined with cost containment across all business units led to strong Bell EBITDA(1) as BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the fourth quarter of 2007.

“This was another quarter of real progress capping off a productive year,” said Michael Sabia, Chief Executive Officer of Bell Canada. “We had good earnings and free cash flow growth and with 5.4% EBITDA growth at Bell we had our best improvement since 2004 in operating profitability in the quarter and for the year as a whole.”

“Our Wireline segment showed a significant improvement because of across the board productivity gains and a successful change in trajectory in our Enterprise business,” Mr. Sabia said.

“In addition, we had a strong quarter for wireless gross activations in Q4. Going forward, we need to improve our high-speed Internet additions and accelerate the turnaround in wireless through improved churn and mix,” Mr. Sabia said.

“In the quarter, we were pleased with customer response to our wireless offers and our hand-set line up. This enabled us to build on our progress in Q3 and to gain further market traction,” said George Cope, President and Chief Operating Officer of Bell Canada. “We were particularly encouraged by the high take rate of data capable handsets this quarter, recognizing that the high level of these activations and upgrades had an impact on our EBITDA growth.”

The Bell Wireless segment(2) had 510,000 gross activations this quarter, a 16.7% increase compared to the same period last year and its best ever result. Net activations for the quarter were 195,000, or 8.0% lower than last year due mainly to higher prepaid churn. Wireless network revenues increased by 6.6% and blended ARPU increased by $2 to $55. Wireless EBITDA increased by 5.4% .

“In our wireline business, EBITDA grew by 5.4% as cost containment across all units, our strategy to move away from low margin equipment sales, and lower pension costs, offset the erosion of higher margin legacy services.” Mr. Cope said.

Customer winbacks contributed to a year-over-year improvement in residential line (NAS) losses for both the quarter and for the full year. For business NAS, the anticipated decision by a major wholesale customer to start to move its lines onto its own network contributed to a decrease of 80,000 NAS this quarter. There will be an opening period adjustment to the business NAS balance for Q1 2008 to recognize the further migration of this customer’s remaining 273,000 lines. The migration of these wholesale lines does not have a material revenue impact given the nature of the contract with this customer.

Bell’s operating revenues grew to $3,815 million, a 1.7% increase compared to Q4 of last year as revenue growth in wireless, video and data more than offset declines in local and access and long distance service revenues. The service mix continues to improve with revenues from growth services contributing 59% of Bell’s revenue at the end of 2007. For the full year, Bell’s operating revenues grew by 1.4% to $14,743 million. Bell’s strategy of not pursuing low margin equipment sales reduced revenues for the year by an estimated $200 million.

Bell’s EBITDA grew by 5.4% compared to Q4 2006 to $1,333 million due to cost containment, ARPU growth and lower pension costs, leading to an improvement in Bell’s EBITDA margin of 1.2 percentage points to 34.9% this quarter. With cost containment of $189 million in the quarter, totalling $532 million for the year, the company exceeded its productivity targets. For the full year, Bell’s EBITDA grew by 4.1% to $5,496 million. Bell’s operating income was $538 million, or 0.7% higher than last year, as higher EBITDA and lower amortization expenses were almost entirely offset by higher restructuring and other charges. For the full year, Bell’s operating income grew 4.7% to $2,609 million.

Bell invested $765 million of capital this quarter and $2,420 million in 2007 with a continued focus on improving the customer experience and expanding the range of services available to customers through expenditures in areas such as Bell’s high-speed Evolution, Data Optimized (EVDO) wireless network and Fibre-to-the-node (FTTN). At year end, Bell’s high-speed EVDO Rev A network covered approximately 75% of the Canadian population and Bell had deployed 4,828 neighbourhood nodes through its FTTN program.

BCE’s cash from operating activities increased by 13.2% to $1,720 million this quarter due to higher EBITDA, interest income and tax refunds. For the full year, cash from operating activities increased by 6.3% to $5,704 million. Free cash flow(3) increased significantly to $393 million this quarter compared to $200 million in the same period last year due to higher cash from operating activities. For the full year, free cash flow grew by 30% to $891 million due to the growth experienced in Q4.

On October 31, 2007, the company completed the previously announced sale of Telesat to a new acquisition company formed by Canada’s Public Sector Pension Investment Board and Loral Space and Communications Inc. The gain on this sale was $1,893 million, net of $407 million of taxes in the quarter. With the sale of Telesat, BCE’s results for November 2007 and onward no longer reflect Telesat’s contribution to revenue, EBITDA, operating income, cash flow and earnings while BCE’s results for Q4 2006 include Telesat’s results for the full quarter. As such, a comparison of BCE’s results for Q4 2007 with Q4 2006 is less meaningful.

As previously disclosed, the closing of the privatization transaction is subject to customary conditions, including regulatory approvals and court approval of the plan of arrangement. All approvals from U.S. authorities required as conditions to the transaction have been received, and the Canadian Radio-television and Telecommunications Commission has scheduled a public hearing for the week of February 25, 2008. At the time of the scheduling of the court proceedings for the approval of the plan of arrangement, the parties to the Definitive Agreement agreed that the commencement of the 20-day marketing period for the Purchaser’s financing that is contemplated by the Definitive Agreement may be delayed, at the purchaser’s option, for 15 days after it otherwise would have begun under the agreement. BCE currently expects the transaction to close in the first part of the second quarter of 2008.

Financial Highlights
($ millions except per share amounts) (unaudited)	Q4 2007	Q4 2006	% change
Bell(i) Operating Revenues	$3,815	$3,750	1.7%
BCE(ii) Operating Revenues	$4,549	$4,532	0.4%
Bell EBITDA(1)	$1,333	$1,265	5.4%
BCE EBITDA	$1,668	$1,639	1.8%
Bell Operating Income	$538	$534	0.7%
BCE Operating Income	$727	$752	(3.3%)
BCE Cash From Operating Activities	$1,720	$1,520	13.2%
BCE Free Cash Flow(3)	$393	$200	96.5%
BCE EPS	$2.93	$0.84	n.m.
BCE EPS before restructuring and other, net gains on investments and costs incurred to form Bell Aliant(4)	$0.72	$0.44	63.6%

(i)	Bell includes the Bell Wireless and Bell Wireline segments.
(ii)	BCE includes Bell, Bell Aliant and Telesat up to the time of its sale on October 31, 2007.
n.m.:	not meaningful

BCE’s operating revenue grew to $4,549 million this quarter, or 0.4% higher than last year as revenue growth at Bell and Bell Aliant was offset by lower revenues from Telesat. For the full year, BCE’s operating revenue grew by 1.2% to $17,866 million.

BCE’s EBITDA grew 1.8% to $1,668 million this quarter as Bell’s EBITDA growth was partly offset by lower EBITDA at Bell Aliant and Telesat. For the full year, BCE’s EBITDA increased by 2.8% to $6,974 million. BCE’s operating income decreased by 3.3% to $727 million as Bell’s increase in operating income was more than offset by declines in operating income at Bell Aliant and Telesat. For the full year, BCE’s operating income increased by 4.2% to $3,439 million.

BCE’s net earnings per share (EPS) was $2.93 for the quarter compared to $0.84 for the same period last year. The increase relates to the gain on the sale of Telesat, higher EBITDA, lower interest expense, and lower income tax expense more than offsetting higher restructuring and other items. EPS was $4.88 for 2007 compared to $2.25 for 2006.

EPS before restructuring costs, net gains on investments and costs incurred to form Bell Aliant was $0.72 in the quarter compared to $0.44 in Q4 of 2006. EPS this quarter includes $0.26 related to the favourable resolution of past tax positions with the tax authorities and the impact of statutory tax rate reductions. Excluding these items, the growth in EPS was driven by higher EBITDA and lower interest expense. Full year EPS before restructuring costs, net gains on investments and costs incurred to form Bell Aliant improved to $2.34 for 2007 from $1.95 for 2006.

Bell Wireline Segment
The Bell Wireline segment continued to reduce revenue erosion and the number of residential NAS losses this quarter.

  Bell Wireline operating revenues decreased by 0.7% to $2,727 million this quarter as gains in video and data revenues were offset by decreases in local and access, long distance and equipment and other revenues.

  Bell Wireline EBITDA increased by 5.4% to $940 million as cost savings, lower pension costs and pricing initiatives more than offset the ongoing erosion of our residential NAS customer base. Bell Wireline EBITDA margin improved by two percentage points to 34.5%.

  Bell Wireline operating income decreased by 6.7% to $251 million this quarter due to higher amortization expense and restructuring and other charges.

  Local and access revenues declined by 5.5% to $874 million which reflected an improvement over the 6.0% decline experienced in Q4 2006.

  Residential NAS declined by 117,000 this quarter, an improvement over the decline of 149,000 experienced last year reflecting the continuing growth in customer winbacks and the positive customer response to our Home Phone packages and service bundles. For the full year, the decline in residential NAS levels improved with 511,000 losses in 2007 compared with 535,000 in 2006.

  Business NAS decreased by 80,000 this quarter compared to a gain of 7,000 in the same period last year. The loss this quarter was driven largely by a major wholesale customer’s decision to move its lines onto its own network.

  Total NAS declined by 197,000 this quarter compared to the decline of 142,000 in the same period last year. Year-over-year, total NAS declined by 6.5%.

  Long distance revenues declined by 6.3% to $296 million this quarter due to ongoing NAS erosion and substitution related impacts. This quarter’s rate of revenue decline is a significant improvement over the 12.0% decline experienced in Q4 2006. This was the eighth consecutive quarter of improved rates of long distance revenue erosion.

  Data revenues increased 1.6% to $976 million this quarter due to growth in Internet revenues and higher IP Broadband revenues partly offset by the further erosion of legacy data services.

  High-speed Internet subscribers grew by 6.8% compared to last year with 29,000 net activations in the quarter.

  Video revenues increased by 17.8% to $351 million this quarter due largely to an ARPU increase of $9 to $64.

  Video EBITDA more than tripled to $77 million this quarter from $25 million last year due to higher ARPU and cost containment.

  Total video subscribers increased by 2,000 this quarter to reach 1,822,000, or 0.1% higher than last year.

  Video net activations this quarter were impacted by higher churn of 1.3%, compared to 1.0% in the same period last year.

Bell Wireless Segment
The Bell Wireless segment had its best ever quarter for gross activations.

  Total Bell Wireless operating revenues grew 8.4% to $1,101 million due to a larger subscriber base, higher ARPU and stronger equipment sales. Wireless network revenues increased by 6.6% to $973 million.

  Bell Wireless operating income increased by 8.3% to $287 million this quarter and by 21.4% to $1,212 million for the full year.

  Bell Wireless EBITDA grew by 5.4% to $393 million this quarter reflecting costs associated with significantly higher levels of gross activations and customer upgrades. For the full year, Bell Wireless EBITDA grew by 14.8% to $1,648 million.

  EBITDA margins on network revenues this quarter decreased by 0.5 percentage points to 40.4% this quarter but increased by 2.3 percentage points to 43.9% for the full year.

  Blended ARPU increased by $2 to $55 reflecting a $1 increase in postpaid ARPU to $67 and a $3 increase in prepaid ARPU to $18.

  Cost of acquisition decreased by 11.9% to $392 per gross activation, reflecting lower handset subsidies and higher gross activations.

  Total gross activations were 510,000 this quarter, a 16.7% increase from last year.

  Blended churn of 1.7% was 0.4 percentage points higher than Q4 of 2006 reflecting an increase in postpaid churn of 0.3 percentage points to 1.4% due to the competitive intensity of the marketplace. Prepaid churn of 2.7% increased by 0.9 percentage points from the unusually low level of 1.8% experienced in Q4 2006.

  Total net activations were 195,000 this quarter, or 8.0% lower than last year. Postpaid net additions grew by 18.5% to 77,000 but were more than offset by a 19.7% decline in prepaid net additions caused by higher churn.

  The Bell Wireless client base reached 6,216,000, up 4.4% from the previous year.

Bell Aliant Regional Communications
Bell Aliant’s revenues were $858 million this quarter, up 2.4% over the previous year, due to growth in Internet, data, and long distance services offsetting declines in local and access services. Operating income was $180 million, or 7.7% lower than the previous year due to higher pension and amortization expenses.

Telesat
Revenues and operating income from Telesat this quarter only reflect results up to the time of its sale on October 31, 2007. Accordingly, revenues were $45 million this quarter compared to $128 million for Q4 2006 and operating income for the quarter was $12 million compared to $32 million for the prior year.

Notes
The information contained in this news release is unaudited.

(1)	The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before amortization expense and restructuring and other.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA on a consolidated basis.

($ millions)

BCE	Q4 2007	Q4 2006	2007	2006
Operating income	727	752	3,439	3,299
Depreciation and amortization	791	796	3,199	3,128
Restructuring and other	150	91	336	355
EBITDA	1,668	1,639	6,974	6,782

BELL	Q4 2007	Q4 2006	2007	2006
Operating income	538	534	2,609	2,492
Depreciation and amortization	650	640	2,574	2,488
Restructuring and other	145	91	313	300
EBITDA	1,333	1,265	5,496	5,280

BELL WIRELINE	Q4 2007	Q4 2006	2007	2006
Operating income	251	269	1,397	1,494
Depreciation and amortization	547	532	2,142	2,054
Restructuring and other	142	91	309	297
EBITDA	940	892	3,848	3,845

BELL WIRELESS	Q4 2007	Q4 2006	2007	2006
Operating income	287	265	1,212	998
Depreciation and amortization	103	108	432	434
Restructuring and other	3	-	4	3
EBITDA	393	373	1,648	1,435

(2)	Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers. Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to Bell’s ownership position.

(3)	The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities.
The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q4 2007	Q4 2006	2007	2006
Cash flows from operating activities	1,720	1,520	5,704	5,366
Capital expenditures	(919)	(935)	(3,151)	(3,133)
Total dividends paid	(416)	(398)	(1,675)	(1,546)
Other investing activities	8	13	13	(2)
Free cash flow	393	200	891	685

(4)	The term net earnings (or EPS) before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We use net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.

The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant on a consolidated basis and per BCE Inc. common share.

($ millions except per share amounts)

	Q4 2007		Q4 2006		2007		2006
		PER		PER		PER		PER
	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE
Net earnings applicable to common shares	2,354	2.93	699	0.84	3,926	4.88	1,937	2.25
Restructuring and other(i)	96	0.12	66	0.08	210	0.26	222	0.26
Net (gains) losses on investments	(1,873)	(2.33)	(412)	(0.48)	(2,252)	(2.80)	(525)	(0.61)
Other costs incurred to form Bell Aliant(ii)	-	-	-	-	-	-	42	0.05
Net earnings before restructuring and other, net gains on investments and costs to form Bell Aliant	577	0.72	353	0.44	1,884	2.34	1,676	1.95

(i)	Includes transactions costs associated with the formation of Bell Aliant. These costs relate mainly to financial advisory, professional and consulting fees. In 2006, we incurred $138 million ($77 million after tax and non-controlling interest).

(ii)	Includes premium cost incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. For 2006, we incurred $122 million ($42 million after tax and non-controlling interest)

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements within the meaning of applicable Canadian securities legislation and of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the proposed privatization of BCE, legal proceedings relating thereto and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions including, in particular, the inherent uncertainty regarding the outcome and timing of any litigation. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize. Forward-looking statements are provided in this news release for the purpose of allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.

The completion of the proposed privatization transaction is subject to a number of terms and conditions, including: (i) approval of the CRTC and Industry Canada, (ii) necessary court approval, and (iii) certain termination rights available to the parties under the definitive agreement dated June 29, 2007 governing the terms of the transaction. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, BCE could have to pay significant fees and costs as directed by the purchaser, in addition to its own costs incurred in connection with the privatization transaction.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the definitive agreement dated June 29, 2007, as well as BCE’s 2007 Second Quarter MD&A dated July 31, 2007, BCE’s 2007 Third Quarter MD&A dated November 6, 2007 and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Pierre Leclerc	Thane Fotopoulos
Bell Canada, Media Relations	BCE, Investor Relations
514 391-2007	514 870-4619
1 877 391-2007	thane.fotopoulos@bell.ca
pierre.leclerc@bell.ca